SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Equinix, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

2944U106

(CUSIP Number)

John R. Freeman
Vice President and General Counsel
Pihana Pacific, Inc.
1901-02, 19/F Li Po Chun Chambers
189 Des Voeux Road
Central Hong Kong SAR, People’s Republic of China
Telephone +852.2970.7788
Facsimile +852.2970.5884

Copy to:
Richard S.O. Chernicoff
Brobeck, Phleger & Harrison LLP
550 South Hope Street
Los Angeles, California 90071
Telephone (213) 489-4060
Facsimile (213) 745-3345
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 2, 2002

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box ☐.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 2944U106	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS: PIHANA PACIFIC, INC. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 99-0343311

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 29,079,482

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,079,482

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2%

14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

     The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”), of Equinix, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices located at 2450 Bayshore Parkway, Mountain View, California 94043.

Item 2. Identity and Background

     This Statement is being filed by Pihana Pacific, Inc., a Delaware corporation (“Pihana”). The principal business of Pihana consists of establishing and managing Internet data centers. The address of Pihana’s principal executive office is 1100 Alakea Street, Honolulu, Hawaii 96813.

     Information regarding the directors and executive officers of Pihana is set forth on Schedule I attached to this Statement. All of the directors and executive officers of Pihana are United States citizens, except for Mr. Frank Tang, who is a citizen of the People’s Republic of China.

     During the last five years, to the knowledge of Pihana, no person named on Schedule I has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     On October 2, 2002, Pihana, the Issuer, Eagle Panther Acquisition Corp., a Delaware corporation, Eagle Jaguar Acquisition Corp., a Delaware corporation, STT Communications Ltd, a corporation organized under the laws of the Republic of Singapore (“STT Communications”), and i-STT Pte Ltd, a corporation organized under the laws of the Republic of Singapore (“i-STT”), and Jane Dietze, as representative of the stockholders of Pihana (the “Pihana Stockholders”), entered into a Combination Agreement (the “Combination Agreement”), pursuant to which the Issuer, Pihana and STT Communications will effect a business combination, upon the terms and subject to the conditions set forth in the Combination Agreement (the “Combination”) resulting in each of Pihana and i-STT becoming an indirect wholly owned subsidiary of the Issuer.

     In connection with the Combination Agreement, Pihana and STT Communications entered into voting agreements, dated as of October 2, 2002 (collectively, the “Voting Agreements”), with each of Peter Van Camp, chairman of the board of directors of the Issuer and chief executive officer of the Issuer, Philip Koen, president and chief operating officer of the Issuer, Albert Avery, IV, vice chairman of the Issuer, Renee Lanam, chief financial officer and general counsel of the Issuer, Peter Ferris, vice president, worldwide sales, of the Issuer, Marjorie Backaus, vice president of the Issuer, Keith Taylor, vice president of the Issuer, Jay Adelson, chief technology officer of the Issuer, Scott Kriens, a director of the Issuer, Andrew Rachleff, a director of the Issuer, Benchmark Capital Partners II, L.P., Benchmark Capital Partners IV, L.P. and Cisco Systems, Inc. (collectively, the “Stockholders”). Pursuant to the Voting Agreements, each Stockholder agreed that from October 2, 2002 until the earlier of the closing of the Combination or the termination of the Combination Agreement, such Stockholder will vote or cause to be voted the shares of Common Stock over which such Stockholder has voting power to adopt the Combination Agreement (as more fully described in Item 6).

Item 4. Purpose of Transaction

     The purpose of entering into the Voting Agreements was to obligate the Stockholders’ to vote in favor of the adoption of the Combination Agreement by the Stockholders and thereby facilitate the receipt by the Issuer of the stockholder approval which is a condition to the closing of the Combination.

     Other than as described above and in Item 6, Pihana currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Pihana reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer

     Pihana has the shared power to vote 29,079,482 shares of Common Stock, representing 26.2% of the outstanding shares of Common Stock. The Voting Agreement gives Pihana and STT Communications limited rights that may only be excised jointly by Pihana and STT Communications. The calculation of the foregoing percentage is based on the number of shares of Common Stock disclosed to Pihana by the Issuer as outstanding as of October 1, 2002. Except as set forth in this Statement, to the knowledge of Pihana, no director or executive officer of Pihana beneficially owns any other securities of the Issuer.

     There have been no transactions by Pihana in securities of the Issuer during the past sixty days. To the knowledge of Pihana, there have been no transactions by any director or executive officer of Pihana in securities of the Issuer during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Pursuant to the Voting Agreements, each of the Stockholders agreed that from October 2, 2002 until the earlier of the closing of the Combination or the termination of the Combination Agreement, at any meeting of the stockholders of the Issuer or any adjournment thereof, and in any action by written consent of the stockholders of the Issuer, such Stockholder will vote or cause to be voted all shares of Common Stock beneficially owned by such Stockholder (i) in favor of the approval of the Combination Agreement, (ii) against any matter which could be expected to delay or prevent the consummation of the transaction contemplated by the Combination Agreement (including, but not limited to, any matter submitted to stockholders which could cause a breach of the Issuer’s representations, warranties or covenants in the Combination Agreement) and (iii) in favor of any other matter relating to consummation of the transactions contemplated by the Combination Agreement. In connection with the Voting Agreements, the Stockholders also have granted proxies to Pihana and STT Communications to vote their Common Stock in the manner described above.

     In connection with the Combination Agreement, the Issuer and STT Communications executed a securities purchase agreement (the “Securities Purchase Agreement”) providing for the issuance of convertible secured promissory notes of the Issuer and warrants to purchase shares of Common Stock of the Issuer. Pihana Stockholders may (although none of them are obligated to) purchase convertible secured promissory notes of the Issuer and warrants to purchase shares of Common Stock under the Securities Purchase Agreement.

     In connection with the execution of the Securities Purchase Agreement, the Issuer and STT Communications agreed to execute a registration rights agreement (the “Registration Rights Agreement”) whereby the Issuer would grant purchasers of securities under the Securities Purchase Agreement rights to cause the Issuer to register under the Securities Act of 1933, as amended (the “Securities Act”), the Common Stock underlying the notes and warrants sold under the Securities Purchase Agreement.

     In connection with execution of the Combination Agreement, the Issuer, STT Communications and the Pihana Stockholders agreed to execute a governance agreement (the “Governance Agreement”) setting forth covenants and restrictions with respect to STT Communications and granting i-STT and the Pihana Stockholders rights to cause the Issuer to register, under the Securities Act, the Common Stock issued to STT Communications and the Pihana Stockholders in connection with the Combination.

     In connection with the execution of the Governance Agreement, the Issuer is required to amend and restate its bylaws (the “Bylaws”) to provide to the holders of Series A Preferred Stock, par value $0.001 per share, of the Issuer, rights to appoint members of the Issuer’s board of directors and the right to have those members of the Issuer’s board of directors appointed to committees of the Issuer’s board of directors.

     The descriptions of the Combination Agreement, the Securities Purchase Agreement, the Registration Rights Agreement, the Voting Agreements, the Governance Agreement and the Bylaws contained in this Statement are qualified in their entirety by reference to such agreements, a copy or form of which appear as Exhibits 1, 2, 3, 4, and 5 to this Statement, respectively.

Item 7. Material to be Filed as Exhibits

1.	Combination Agreement, dated as of October 2, 2002, among Equinix, Inc., Eagle Panther Acquisition Corp., Eagle Jaguar Acquisition Corp., STT Communications Ltd, i-STT Pte Ltd, Pihana Pacific, Inc. and Jane Dietze. (1)

2.	Form of Voting Agreement, dated as of October 2, 2002, among Pihana Pacific, Inc., i-STT Pte Ltd, STT Communications Ltd and certain stockholders of Equinix, Inc. (2)

3.	Securities Purchase Agreement, dated as of October 2, 2002, among Equinix, Inc., the subsidiaries of Equinix, Inc. that from time to time become Guarantors of Equinix, Inc.’s obligations under that Agreement, and the Purchasers named in Schedule 1 and Schedule 2 thereto. (3)

4.	Form of Registration Rights Agreement, by and among Equinix, Inc. and the Initial Purchasers named therein. (4)

5.	Form of Governance Agreement, by and among Equinix, Inc., STT Communications Ltd and the stockholders of Pihana Pacific, Inc. named in the signature pages thereto. (5)

6.	Form of Amended and Restated Bylaws of Equinix, Inc. (6)

(1)	Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Equinix, Inc. with the Securities and Exchange Commission (the “SEC”) on October 2, 2002 (the “Form 8-K”).

(2)	Incorporated by reference to Exhibit 2.1 to the Form 8-K.

(3)	Incorporated by reference to Exhibit 2.1 to the Form 8-K.

(4)	Incorporated by reference to Exhibit 4 to the Schedule 13D, filed with the SEC on October 11, 2002, by Singapore Technologies Pte Ltd., Singapore Technologies Telemedia Pte Ltd. and STT Communications Ltd. with respect to Equinix, Inc.

(5)	Incorporated by reference to Exhibit 2.1 to the Form 8-K.

(6)	Incorporated by reference to Exhibit 2.1 to the Form 8-K.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2002	PIHANA PACIFIC, INC.

By:	/s/ JOHN FREEMAN

	Name:	John Freeman
	Title:	Vice President & General Counsel

SCHEDULE I

     The name, present principal occupation and business address of each director and executive officer of Pihana Pacific, Inc. is set forth below. Each person, unless otherwise noted, is a citizen of the United States of America.

Name and Title	Present Principal Occupation and Name of Employer

Richard Kalbrener Chairman, Chief Executive Officer and Director	President, Chief Executive Officer and Director of Pihana 1100 Alakea Street, Suite 300 Honolulu, Hawaii 96813

Brett Lay Chief Financial Officer and Director	Chief Financial Officer and Director of Pihana 1901-02, 19/F Li Po Chun Chambers 189 Des Voeux Road Central Hong Kong SAR People’s Republic of China

Harry Hopper Director	Partner Columbia Capital, LLC 201 North Union Street, Suite 300 Alexandria, Virginia 22314

Jane Dietze Director	Partner Columbia Capital 201 North Union Street, Suite 300 Alexandria, Virginia 22314

David Liu Director	Executive Director Morgan Stanley & Co. Incorporated 30/F, Three Exchange Square Central Hong Kong SAR People’s Republic of China

Frank Tang Director Citizen of the People’s Republic of China	Executive Director Goldman Sachs (Asia) 68th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong SAR People’s Republic of China

Dan Klebes Director	Manaing Director Goldman Sachs (Japan) Ltd. Ark Mori Bldg., 1-12-32, Akasaka Minato-ku, Tokyo 107-6005 Japan

Eric Tom Executive Vice President	Executive Vice President of Pihana 731 Market Street, Suite 520 San Francisco, California 94103

Cardi Prinzi Executive Vice President	Executive Vice President of Pihana 1901-02, 19/F Li Po Chun Chambers 189 Des Voeux Road Central Hong Kong SAR People’s Republic of China